Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

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Form of Proxy - Annual General Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 2:00 p.m., Pacific Time, on May 10, 2005.

Appointment of Proxyholder

I/We being holder(s) of Silver Standard Resources Inc. hereby appoint: R.A. Quartermain, President of the Company, or R.E. Gordon Davis, a Director of the Company, or Linda J. Sue, Corporate Secretary of the Company

OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Silver Standard Resources Inc. to be held at Terminal City Club, Atkins Room, 837 West Hastings Street, Vancouver, BC V6C 1B8 on Thursday, May 12, 2005 at 2:00 PM and at any adjournment thereof.

1.  Election of Directors

	For Withhold		For Withhold
01. To elect R.E. Gordon Davis as director 02. To elect David L. Johnston as director 03. To elect Catherine McLeod-Seltzer as director 04. To elect William Meyer as director		05. To elect Robert A. Quartermain as director

2.  Appointment of Auditors

For Withhold
To appoint PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Company

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

For Against		For Against

3.  To authorize the directors to set the auditor’s remuneration.

4.   To approve the Company's March 4, 2005 Stock Option Plan.

5. To pass a special resolution removing the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia)) from the Notice of Articles.	6. To pass a special resolution eliminating the maximum number of common shares the Company is authorized to issue and changing the authorized capital of the Company to an unlimited number of common shares.

7.   To pass a special resolution canceling the existing Articles of the Company and adopting new Articles of the Company.

8. To transact such other business as may properly come before the Meeting.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

__________________________________________ Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements,if they so request. If you wish to receive such mailings, please mark your selection.	Interim Financial Reports

Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	Annual Reports Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.